Exhibit 99.2
Shell plc
Three and nine month periods ended September 30, 2022
Unaudited Condensed Interim Financial Report

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SHELL PLC 3rd QUARTER 2022 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
6,743	18,040	(447)	-63	Income/(loss) attributable to Shell plc shareholders		31,899	8,640	+269
9,454	11,472	4,130	-18	Adjusted Earnings	A	30,055	12,898	+133
21,512	23,150	13,460	-7	Adjusted EBITDA	A	63,689	38,656	+65
12,539	18,655	16,025	-33	Cash flow from operating activities		46,009	36,935	+25
(5,049)	(6,207)	(3,804)		Cash flow from investing activities		(15,530)	(7,339)
7,490	12,448	12,221		Free cash flow	G	30,479	29,596
5,426	7,024	4,840		Cash capital expenditure	C	17,515	13,197
9,359	9,547	8,359	-2	Operating expenses	F	28,363	26,264	+8
9,893	9,270	8,696	+7	Underlying operating expenses	F	28,419	25,924	+10
17.3%	14.3%	2.9%		ROACE on a Net income basis	D	17.3%	2.9%
14.7%	12.4%	6.1%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	14.7%	6.1%
48,343	46,357	57,492		Net debt	E	48,343	57,492
20.3%	19.3%	25.6%		Gearing	E	20.3%	25.6%
2,766	2,898	3,068	-5	Total production available for sale (thousand boe/d)		2,875	3,269	-12
0.93	2.42	(0.06)	-62	Basic earnings per share ($)		4.29	1.11	+286
1.30	1.54	0.53	-16	Adjusted Earnings per share ($)	B	4.04	1.66	+143
0.25	0.25	0.24	—	Dividend per share ($)		0.75	0.6535	+15
1.Q3 on Q2 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the second quarter 2022, mainly reflected lower LNG trading and optimisation results, lower chemicals and refining margins, as well as higher underlying operating expenses, partly offset by increased volumes from higher-value barrels in Deep Water.
Third quarter 2022 income attributable to Shell plc shareholders also included net losses of $1.0 billion due to the fair value accounting of commodity derivatives, and impairment charges of $0.4 billion. These net losses are included in identified items amounting to a charge of $1.4 billion in the quarter. This compares with identified items in the second quarter 2022 which amounted to a net gain of $5.2 billion.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of $1.4 billion.
Cash flow from operating activities for the third quarter 2022 was $12.5 billion, and included working capital outflows of $4.2 billion, and tax payments of $3.4 billion. The working capital outflows are mainly driven by the increase in European gas inventories, and initial margin outflows, partly offset by lower prices on crude inventories.
Cash flow from investing activities for the quarter was an outflow of $5.0 billion.
Net debt and Gearing: At the end of the third quarter 2022, net debt was $48.3 billion, compared with $46.4 billion at the end of the second quarter 2022, mainly reflecting lower cash flow from operating activities and the absorption of debt from the
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acquisition of Sprng Energy. Gearing was 20.3% at the end of the third quarter 2022, compared with 19.3% at the end of the second quarter 2022, mainly driven by the increase in net debt.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $6.8 billion. Dividends declared to Shell plc shareholders for the third quarter 2022 amount to $0.25 per share. Shell has now completed $6 billion of share buybacks announced in the second quarter 2022 results announcement. Today, Shell announces a share buyback programme of $4 billion which is expected to be completed by the fourth quarter 2022 results announcement. Shareholder distributions are in excess of 30% of cash flow from operating activities for the last four quarters. Subject to Board approval, Shell intends to increase the dividend per share by an expected 15% for the fourth quarter 2022, which will be paid in March 2023.
Nine Months Analysis1
Income attributable to Shell plc shareholders, compared with the first nine months 2021, mainly reflected higher realised prices, higher refining margins, higher trading and optimisation results, partly offset by lower volumes, and lower chemicals margins.
First nine months 2022 income attributable to Shell plc shareholders also included net losses of $0.8 billion due to the fair value accounting of commodity derivatives, the write-down of a loan of $0.8 billion, and net impairment reversals of $1.4 billion. These gains and losses are included in identified items amounting to a net charge of $0.3 billion in the first nine months. This compares with identified items in the first nine months 2021 which amounted to a net charge of $6.9 billion.
Adjusted Earnings and Adjusted EBITDA for the first nine months 2022 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of negative $2.1 billion.
Cash flow from operating activities for the first nine months 2022 was $46.0 billion, and reflected working capital outflows of $15.8 billion, and tax payments of $8.7 billion.
Cash flow from investing activities for the first nine months 2022 was an outflow of $15.5 billion.
This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors2.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Not incorporated by reference.
THIRD QUARTER 2022 PORTFOLIO DEVELOPMENTS
Withdrawal from Russian oil and gas activities
We refer to Note 8 to the Condensed Consolidated Interim Financial Statements.
Integrated Gas
In July 2022, we were selected by QatarEnergy as a partner in the North Field East expansion project in Qatar, and in October 2022, we were selected as a partner in the North Field South project.
Upstream
In July 2022, we announced the final investment decision to develop the Jackdaw gas field in the UK North Sea, following regulatory approval earlier this year.
In September 2022, we announced the agreement to sell our 100% interest in Shell Onshore Ventures LLC, which holds a 51.8% membership interest in Aera Energy LLC in the USA.
In September 2022, we announced the final investment decision to develop the Rosmari-Marjoram gas project in Sarawak, Malaysia.
Chemicals and Products
In October 2022, we announced that Shell USA, Inc. and Shell Midstream Partners, L.P. had completed the definitive agreement and plan of merger announced in July 2022, pursuant to which Shell USA, Inc. acquired all of the common units representing limited partner interests in Shell Midstream Partners, L.P. not held by Shell USA, Inc. or its affiliates.
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Renewables and Energy Solutions
In July 2022, we announced the final investment decision to build Holland Hydrogen I, which will be Europe's largest renewable hydrogen plant once operational in 2025.
In August 2022, we completed the 100% acquisition of Solenergi Power Private Limited and with it, the Sprng Energy group of companies in India, which develops and manages renewable energy facilities such as solar and wind farms and infrastructure assets.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
5,736	8,103	(131)	-29	Segment earnings		16,919	3,290	+414
3,417	4,346	(1,968)		Of which: Identified items	A	6,750	(1,723)
2,319	3,758	1,837	-38	Adjusted Earnings	A	10,169	5,012	+103
5,393	6,529	3,922	-17	Adjusted EBITDA	A	18,237	10,663	+71
6,664	8,176	1,915	-18	Cash flow from operating activities		21,283	6,668	+219
956	919	827		Cash capital expenditure	C	2,739	2,488
123	144	168	-14	Liquids production available for sale (thousand b/d)		129	175	-26
4,645	4,642	4,760	0	Natural gas production available for sale (million scf/d)		4,597	4,865	-6
924	944	989	-2	Total production available for sale (thousand boe/d)		922	1,014	-9
7.24	7.66	7.39	-5	LNG liquefaction volumes (million tonnes)		22.90	23.04	-1
15.66	15.21	15.18	+3	LNG sales volumes (million tonnes)		49.16	47.48	+4
1.Q3 on Q2 change
The Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. The segment includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver gas and liquids to market as well as the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the second quarter 2022, reflected the net effect of lower contributions from trading and optimisation and higher realised prices (decrease of $994 million). The trading and optimisation contributions were mainly impacted by a combination of seasonality and supply constraints, coupled with substantial differences between paper and physical realisations in a volatile and dislocated market.
Third quarter 2022 segment earnings also included gains of $3,419 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These gains are part of identified items and compare with the second quarter 2022 which included net impairment reversals of $2,508 million and gains of $1,979 million due to the fair value accounting of commodity derivatives, partly offset by charges of $326 million due to provisions for onerous contracts.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and net cash inflows related to derivatives (inflow of $3,591 million). This was partly offset by working capital movements (outflow of $1,174 million) and tax payments (outflow of $845 million).
Total oil and gas production, compared with the second quarter 2022, decreased by 2% mainly due to "Permitted Industrial Actions" at Prelude and production sharing contract effects, partly offset by lower maintenance activities in Trinidad & Tobago. LNG liquefaction volumes decreased by 5% mainly due to "Permitted Industrial Actions" at Prelude and higher maintenance activities.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2021, reflected higher realised prices and contributions from trading and optimisation (increase of $6,700 million). This was partly offset by lower volumes (decrease of $892 million) and higher operating expenses (increase of $394 million).
First nine months 2022 segment earnings also included gains of $6,980 million due to the fair value accounting of commodity derivatives and net impairment reversals of $779 million, partly offset by other impacts of $608 million, which mainly comprised loan write-downs, as well as charges of $387 million due to provisions for onerous contracts. These gains and losses
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are part of identified items and compare with the first nine months 2021 which included losses of $2,382 million due to the fair value accounting of commodity derivatives and impairment charges of $389 million, partly offset by gains of $1,104 million related to the sale of assets.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2022 was primarily driven by Adjusted EBITDA and net cash inflows related to derivatives (inflow of $7,053 million), partly offset by tax payments (outflow of $2,112 million) and working capital movements (outflow of $1,479 million).
Total oil and gas production, compared with the first nine months 2021, decreased by 9% due to higher maintenance and production sharing contract effects, derecognition of Sakhalin-related volumes and "Permitted Industrial Actions" at Prelude, partly offset by new field ramp up's in Trinidad & Tobago. LNG liquefaction volumes decreased by 1% due to the derecognition of Sakhalin-related volumes, "Permitted Industrial Actions" at Prelude and lower feedgas supply, partly offset by lower maintenance.
1.All earnings amounts are shown post-tax, unless stated otherwise.
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UPSTREAM

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
5,357	6,391	1,318	-16	Segment earnings		14,843	4,689	+217
(539)	1,479	(415)		Of which: Identified items	A	585	(489)
5,896	4,912	1,734	+20	Adjusted Earnings	A	14,258	5,178	+175
12,539	11,167	6,768	+12	Adjusted EBITDA	A	32,682	18,724	+75
8,343	8,110	5,724	+3	Cash flow from operating activities		22,417	14,588	+54
1,733	2,858	1,490		Cash capital expenditure	C	6,298	4,663
1,273	1,325	1,495	-4	Liquids production available for sale (thousand b/d)		1,333	1,536	-13
2,995	3,428	3,103	-13	Natural gas production available for sale (million scf/d)		3,341	3,866	-14
1,789	1,917	2,030	-7	Total production available for sale (thousand boe/d)		1,909	2,202	-13
1.Q3 on Q2 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the second quarter 2022, mainly reflected increased volumes from higher-value barrels in Deep Water this quarter ($442 million), non-cash provision releases ($503 million), and share of profit of joint ventures and associated gain relating to storage transfer effects ($209 million).
Third quarter 2022 segment earnings also included a gain of $312 million due to the impact of the discount rate change on provisions and charges of $361 million relating to UK Energy Profits Levy and an impairment charge of $303 million. These gains and losses are part of identified items, and compare with the second quarter 2022 which included net gains from impairments and impairment reversals of $1,682 million and a $252 million charge related to the impact of the weakening Brazilian real on a deferred tax position.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by the timing impact of dividends from joint ventures and associates of $1,543 million and tax payments of $2,372 million.
Total production, compared with the second quarter 2022, decreased mainly due to the derecognition of Salym in Russia and unscheduled deferments, which are partly offset by higher scheduled maintenance in the second quarter 2022.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2021, mainly reflected higher realised oil and gas prices (increase of $8,343 million) and a gain of $979 million relating to storage and working gas transfer effects, partly offset by lower volumes (reduction of $1,842 million), mainly as a result of divestments.
First nine month 2022 segment earnings also included a gain from net impairment and impairment reversals of $982 million and losses of $529 million due to the fair value accounting of commodity derivatives. These gains and losses are part of identified items, and compare with the first nine months 2021 which included losses of $378 million due to the fair value accounting of commodity derivatives, a net charge of $99 million related to the impact of the weakening Brazilian real on a deferred tax position, impairment charges of $226 million, and a net gain of $236 million related to the sale of assets.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months of 2022 was primarily driven by Adjusted EBITDA, partly offset by the timing impact of dividends from joint ventures and associates of $2,843 million and tax payments of $6,060 million.
Total production, compared with the first nine months 2021, decreased due to the impact of divestments and scheduled maintenance. The impact of field decline was more than offset by growth from new fields.
1.All earnings amounts are shown post-tax, unless stated otherwise.
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MARKETING

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
757	836	1,432	-9	Segment earnings²		1,758	3,065	-43
(63)	85	332		Of which: Identified items	A	(550)	208
820	751	1,099	+9	Adjusted Earnings²	A	2,308	2,857	-19
1,505	1,452	1,760	+4	Adjusted EBITDA[2]	A	4,280	4,896	-13
2,299	(454)	1,843	+606	Cash flow from operating activities		1,315	3,802	-65
746	1,620	595		Cash capital expenditure	C	2,838	1,445
2,581	2,515	2,578	+3	Marketing sales volumes (thousand b/d)		2,490	2,403	+4
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, shipping, commercial road transport and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the second quarter 2022, reflected higher Marketing unit margins (increase of $148 million) mainly driven by seasonal impacts in Mobility, partly offset by lower Lubricants and Sectors & Decarbonisation margins. The third quarter 2022 also included higher operating expenses (increase of $73 million).
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $910 million, partly offset by tax payments of $112 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the second quarter 2022, increased mainly due to seasonal effects in Mobility and Sectors & Decarbonisation, partly offset by lower Lubricants sales volumes which were impacted by market exits.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2021, reflected higher operating expenses partly driven by increased volumes (increase of $567 million), partly offset by higher Marketing margins (increase of $128 million).
First nine months 2022 segment earnings also included net losses of $236 million from impairments and impairment reversals, net losses of $111 million related to the sale of assets, losses of $88 million due to the fair value accounting of commodity derivatives, and provisions for onerous contracts of $62 million. These net losses are part of identified items and compare with the first nine months 2021 which included gains of $312 million related to the sale of assets, partly offset by charges of $120 million related to redundancy and restructuring costs.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2022 was primarily driven by Adjusted EBITDA, and non-cash cost-of-sales adjustments of $691 million, partly offset by working capital outflows of $3,304 million, and tax payments of $333 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first nine months 2022, increased mainly due to demand recovery in Aviation (within Sectors & Decarbonisation).
1.All earnings amounts are shown post-tax, unless stated otherwise
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CHEMICALS AND PRODUCTS

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
980	2,131	255	-54	Segment earnings²		4,183	407	+928
208	96	(221)		Identified items	A	208	(1,838)
772	2,035	475	-62	Adjusted Earnings²	A	3,975	2,245	+77
1,797	3,184	1,282	-44	Adjusted EBITDA[2]	A	6,988	4,894	+43
3,385	2,728	2,724	+24	Cash flow from operating activities		9,787	5,281	+85
828	1,226	1,436		Cash capital expenditure	C	3,051	3,765
1,434	1,342	1,629	+7	Refinery processing intake (thousand b/d)		1,391	1,737	-20
1,803	1,596	2,087	+13	Refining & Trading sales volumes (thousand b/d)		1,666	2,059	-19
2,879	3,054	3,549	-6	Chemicals sales volumes (thousand tonnes)		9,264	10,741	-14
1.Q3 on Q2 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the second quarter 2022, reflected lower Products margins (decrease of $833 million) mainly due to lower Refining margins due to recovery in global product supply to meet demand, lower Chemicals margins (decrease of $276 million) due to higher feedstock and utility costs, and higher operating expenses (increase of $134 million).
Third quarter 2022 segment earnings also included gains of $226 million due to the fair value accounting of commodity derivatives. These gains are part of identified items, and compare with the second quarter 2022 which included gains of $74 million due to the fair value accounting of commodity derivatives, gains of $64 million related to the sale of assets, and impairment charges of $41 million.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the third quarter were a loss of $555 million for Chemicals and positive earnings of $1,327 million for Products, from high Refining margins in the third quarter 2022, although lower than in the second quarter 2022.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, working capital inflows of $2,419 million, the timing of payments relating to emissions and biofuel programmes of $563 million, and cash inflows relating to commodity derivatives of $410 million. These net inflows were partly offset by non-cash cost-of-sales adjustments of $1,878 million.
Chemicals manufacturing plant utilisation was 76% (previous methodology: 70%) compared with 78% (previous methodology: 71%) in the second quarter 2022, due to optimisation in the current low-margin environment.
Refinery utilisation was 88% (previous methodology: 79%) compared with 84% (previous methodology: 69%) in the second quarter 2022, due to lower unplanned maintenance.
With effect from the second quarter 2022, the methodology applied in calculating both Chemicals manufacturing plant utilisation and Refinery utilisation has been revised to further align with industry disclosures. The revisions include moving from stream days capacity (defined as the maximum throughput, excluding the impact of maintenance or operational outages) to calendar days capacity (defined as the throughput including typical limitations such as maintenance over an extended period of time). Furthermore, Refinery utilisation is now specific to the capacity of the crude distillation unit (except for Scotford Refinery which uses the capacity of the hydrocracker), and no longer the capacity across all refinery units.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2021, reflected higher Products margins (increase of $4,375 million) reflecting higher realised Refining margins and higher contributions from trading and optimisation, as well as lower depreciation charges (decrease of $239 million). These were partly offset by lower Chemicals margins (decrease of $2,306 million) and higher operating expenses (increase of $465 million).
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First nine months 2022 segment earnings also included gains of $181 million related to the sale of assets, gains of $87 million related to the remeasurement of redundancy and restructuring costs, gains of $67 million related to the fair value accounting of commodity derivatives, and impairment charges of $142 million. These gains and losses are part of identified items, and compare with the first nine months 2021 which included impairment charges of $1,487 million, charges of $177 million related to the fair value accounting of commodity derivatives, and charges of $82 million related to provisions for onerous contracts.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items. Adjusted Earnings for the first nine months 2022 were a loss of $683 million for Chemicals and positive earnings of $4,658 million for Products.
Cash flow from operating activities for the first nine months 2022 was primarily driven by Adjusted EBITDA, non-cash cost-of-sales adjustments of $2,295 million, the timing of payments relating to emissions and biofuel programmes of $1,553 million, dividends from joint ventures and associates of $518 million, and a long-term payable for a volume purchase contract of $507 million. These inflows were partly offset by working capital outflows of $2,318 million.
Chemicals manufacturing plant utilisation was 79% (previous methodology: 73%) compared with 87% (previous methodology: 79%) in the first nine months 2021, due to higher turnarounds and optimisation for the low margin environment during the first nine months 2022.
Refinery utilisation was 84% (previous methodology: 74%) compared with 81% (previous methodology: 73%) in the first nine months 2021.
1.All earnings amounts are shown post-tax, unless stated otherwise.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		Reference	2022	2021	%
(4,023)	(173)	(3,127)	-2221	Segment earnings		(5,732)	(3,408)	-68
(4,406)	(898)	(2,956)		Of which: Identified items	A	(7,184)	(3,122)
383	725	(171)	-47	Adjusted Earnings	A	1,452	(286)	+608
530	1,013	(124)	-48	Adjusted EBITDA	A	2,064	(101)	+2147
(8,051)	(558)	3,842	-1344	Cash flow from operating activities		(9,068)	5,687	-259
1,086	321	456		Cash capital expenditure	C	2,393	742
67	54	64	+24	External power sales (terawatt hours)[2]		177	188	-6
157	188	192	-16	Sales of pipeline gas to end-use customers (terawatt hours)[3]		603	650	-7
1.Q3 on Q2 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
The Renewables and Energy Solutions segment includes Shell’s Integrated Power activities, comprising electricity generation, marketing, trading and optimisation of power and pipeline gas, and digitally enabled customer solutions. The segment also includes production and marketing of hydrogen, development of commercial carbon capture & storage hubs, trading of carbon credits and investment in nature-based projects that avoid or reduce carbon.
Quarter Analysis1

Segment earnings, compared with the second quarter 2022, mainly reflected lower trading and optimisation results for gas and power due to price volatility across North America, Europe and Australia, as well as higher operating expenses.
Third quarter 2022 segment earnings also included net losses of $4,414 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These losses are part of identified items and compare with the second quarter 2022 which included net losses of $898 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by working capital movements (outflow of $5,694 million) and net cash outflows related to derivatives (outflow of $2,695 million), partly offset by Adjusted EBITDA.
Nine Months Analysis1

Segment earnings, compared with the first nine months 2021, reflected higher trading and optimisation results for gas and power, partly offset by higher operating expenses.
However, first nine months 2022 segment earnings also included net losses of $7,192 million due to the fair value accounting of commodity derivatives. These losses are part of identified items and compare with the first nine months 2021 which included net losses of $3,067 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first nine months 2022 was primarily driven by working capital movements (outflow of $7,256 million) and net cash outflows related to derivatives (outflow of $3,676 million), partly offset by Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Additional Growth Measures
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Quarters					Nine months
Q3 2022	Q2 2022	Q3 2021	%¹		2022	2021	%
				Renewable power generation capacity (gigawatt):
2.2	0.5	0.7	+354	– In operation[2]	2.2	0.7	+230
3.0	2.4	2.1	+24	– Under construction and/or committed for sale[3]	3.0	2.1	+43
1.Q3 on Q2 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). Q2 2022 has been revised for updated information. It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.

Shell plc            Unaudited Condensed Interim Financial Report            12

CORPORATE

Quarters			$ million		Nine months
Q3 2022	Q2 2022	Q3 2021		Reference	2022	2021
(543)	(529)	(623)	Segment earnings		(1,807)	(1,747)
28	97	109	Of which: Identified items	A	(62)	50
(571)	(626)	(732)	Adjusted Earnings	A	(1,745)	(1,797)
(251)	(197)	(147)	Adjusted EBITDA	A	(562)	(421)
(100)	652	(22)	Cash flow from operating activities		276	909
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the second quarter 2022, reflected favourable movements in the net interest expense, partly offset by unfavourable currency exchange rate effects and lower tax credits.
Third quarter 2022 segment earnings also included a gain of $26 million from the deferred tax impact of the weakening Brazilian real on financing positions. This gain is part of identified items, and compare with the second quarter 2022 which included a gain of $99 million from the deferred tax impact of the weakening Brazilian real on financing positions.
Adjusted EBITDA was mainly driven by unfavourable currency exchange effects.
Nine Months Analysis1
Segment earnings, compared with the first nine months 2021, reflected lower tax credits and unfavourable currency exchange rate movements, partly offset by lower net interest expense.
First nine month segment earnings also included a loss of $61 million from the deferred tax impact of the strengthening Brazilian real on financing positions. This loss is part of identified items, and compare with the first nine months 2021 which included a gain of $50 million from the deferred tax impact of the weakening Brazilian real on financing positions.
Adjusted EBITDA was mainly driven by unfavourable currency exchange effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
OUTLOOK FOR THE FOURTH QUARTER 2022
Cash capital expenditure is expected to be in line with the $23 - $27 billion range for the full year.
A cash outflow of approximately $1.96 billion is expected in the fourth quarter 2022 following the completion of the transactions to acquire all of the common units representing limited partner interests in Shell Midstream Partners, L.P. not held by Shell USA, Inc. or its affiliates.
Integrated Gas production is expected to be approximately 910 - 960 thousand boe/d.
LNG liquefaction volumes are expected to be approximately 7.0 - 7.6 million tonnes.
Upstream production is expected to be approximately 1,750 - 1,950 thousand boe/d in the fourth quarter 2022.
Marketing sales volumes are expected to be approximately 2,250 - 2,750 thousand b/d.
Refinery utilisation is expected to be approximately 88% - 96%.
Chemicals manufacturing plant utilisation is expected to be approximately 72% - 80%.
The utilisation ranges presented use the revised methodology (please refer to 'Chemicals and Products' in the 'Performance by Segment' section).
Chemicals sales volumes are expected to be approximately 2,700 - 3,200 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $450 - $650 million in the fourth quarter 2022 and a net expense of approximately $2,200 - $2,400 million for the full year 2022. This excludes the impact of currency exchange rate effects.
FORTHCOMING EVENTS
Fourth quarter 2022 and full year results and dividends are scheduled to be announced on February 2, 2023.
Shell plc            Unaudited Condensed Interim Financial Report            13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
95,749	100,059	60,044	Revenue[1,4]	280,011	176,224
2,512	2,031	1,014	Share of profit/(loss) of joint ventures and associates[4]	4,240	3,122
498	993	497	Interest and other income/(expenses)[2,4]	755	3,087
98,759	103,083	61,555	Total revenue and other income/(expenses)	285,006	182,434
70,684	66,658	44,260	Purchases	192,999	118,346
5,910	6,359	5,322	Production and manufacturing expenses	18,298	17,292
3,229	2,924	2,892	Selling, distribution and administrative expenses[4]	9,392	8,461
220	264	145	Research and development	672	511
424	370	526	Exploration	1,063	1,143
6,124	(348)	6,358	Depreciation, depletion and amortisation[2,4]	12,071	20,477
734	695	859	Interest expense	2,140	2,643
87,324	76,923	60,362	Total expenditure	236,635	168,874
11,435	26,160	1,193	Income/(loss) before taxation	48,371	13,560
4,587	7,922	1,510	Taxation charge/(credit)	15,966	4,535
6,848	18,238	(317)	Income/(loss) for the period¹	32,405	9,025
104	198	130	Income/(loss) attributable to non-controlling interest	505	385
6,743	18,040	(447)	Income/(loss) attributable to Shell plc shareholders	31,899	8,640
0.93	2.42	(0.06)	Basic earnings per share ($)[3]	4.29	1.11
0.92	2.40	(0.06)	Diluted earnings per share ($)[3]	4.25	1.10
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
4.    See Note 8 “Withdrawal from Russian oil and gas activities”.

Shell plc            Unaudited Condensed Interim Financial Report            14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
6,848	18,238	(317)	Income/(loss) for the period	32,405	9,025
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(3,456)	(2,644)	(943)	– Currency translation differences	(5,841)	(1,219)
(25)	(24)	(1)	– Debt instruments remeasurements	(90)	(17)
(57)	(98)	102	– Cash flow hedging gains/(losses)	112	150
183	211	89	– Net investment hedging gains/(losses)	444	209
11	9	16	– Deferred cost of hedging	233	(38)
30	(22)	(104)	– Share of other comprehensive income/(loss) of joint ventures and associates	198	(167)
(3,315)	(2,567)	(841)	Total	(4,945)	(1,083)
			Items that are not reclassified to income in later periods:
126	5,712	291	– Retirement benefits remeasurements	7,556	6,594
(21)	(457)	(25)	– Equity instruments remeasurements	(454)	25
12	36	41	– Share of other comprehensive income/(loss) of joint ventures and associates	(26)	(26)
117	5,291	307	Total	7,076	6,592
(3,198)	2,724	(534)	Other comprehensive income/(loss) for the period	2,131	5,510
3,649	20,962	(851)	Comprehensive income/(loss) for the period	34,536	14,535
(38)	327	85	Comprehensive income/(loss) attributable to non-controlling interest	507	351
3,687	20,635	(937)	Comprehensive income/(loss) attributable to Shell plc shareholders	34,029	14,184

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	September 30, 2022	December 31, 2021
Assets
Non-current assets
Intangible assets	24,362	24,693
Property, plant and equipment	193,681	194,932
Joint ventures and associates	24,489	23,415
Investments in securities	3,491	3,797
Deferred tax[1]	7,885	12,426
Retirement benefits[1]	13,314	8,471
Trade and other receivables	5,841	7,065
Derivative financial instruments²	978	815
	274,040	275,614
Current assets
Inventories	34,721	25,258
Trade and other receivables	66,699	53,208
Derivative financial instruments²	23,585	11,369
Cash and cash equivalents	35,978	36,970
	160,982	126,805
Assets classified as held for sale[1]	2,335	1,960
	163,318	128,765
Total assets	437,358	404,379
Liabilities
Non-current liabilities
Debt	73,944	80,868
Trade and other payables	3,475	2,075
Derivative financial instruments²	5,110	887
Deferred tax[1]	16,893	12,547
Retirement benefits[1]	7,475	11,325
Decommissioning and other provisions[1]	21,551	25,804
	128,448	133,506
Current liabilities
Debt	8,046	8,218
Trade and other payables	70,341	63,173
Derivative financial instruments²	32,011	16,311
Income taxes payable	4,332	3,254
Decommissioning and other provisions	2,459	3,338
	117,190	94,294
Liabilities directly associated with assets classified as held for sale[1]	1,483	1,253
	118,672	95,547
Total liabilities	247,121	229,053
Equity attributable to Shell plc shareholders	186,523	171,966
Non-controlling interest	3,715	3,360
Total equity	190,237	175,326
Total liabilities and equity	437,358	404,379
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	2,130	31,899	34,029	507	34,536
Transfer from other comprehensive income	—	—	13	(13)	—	—	—
Dividends³	—	—	—	(5,497)	(5,497)	(164)	(5,662)
Repurchases of shares[4]	(43)	—	43	(14,523)	(14,523)	—	(14,523)
Share-based compensation	—	444	18	133	594	—	594
Other changes	—	—	—	(46)	(46)	11	(35)
At September 30, 2022	598	(167)	21,113	164,978	186,523	3,715	190,237
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	5,544	8,640	14,184	351	14,535
Transfer from other comprehensive income	—	—	(14)	14	—	—	—
Dividends[3]	—	—	—	(4,475)	(4,475)	(305)	(4,780)
Repurchases of shares	(4)	—	4	(2,003)	(2,003)	—	(2,003)
Share-based compensation	—	350	(68)	93	375	—	375
Other changes	—	—	—	(1)	(1)	20	19
At September 30, 2021	647	(359)	18,218	144,884	163,390	3,293	166,683
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.
Shell plc            Unaudited Condensed Interim Financial Report            17

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
11,435	26,160	1,193	Income before taxation for the period	48,371	13,560
			Adjustment for:
389	551	723	– Interest expense (net)	1,539	2,277
6,124	(348)	6,358	– Depreciation, depletion and amortisation[1]	12,071	20,477
218	189	323	– Exploration well write-offs	486	567
(93)	(334)	(298)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(621)	(2,316)
(2,512)	(2,031)	(1,014)	– Share of (profit)/loss of joint ventures and associates	(4,240)	(3,122)
814	1,245	956	– Dividends received from joint ventures and associates	2,985	2,318
484	(6,833)	(538)	– (Increase)/decrease in inventories	(11,263)	(6,459)
(98)	(4,066)	(2,859)	– (Increase)/decrease in current receivables	(14,168)	(13,768)
(4,544)	6,656	1,950	– Increase/(decrease) in current payables	9,606	12,831
3,334	(1,779)	10,116	– Derivative financial instruments	5,050	12,474
(87)	123	(113)	– Retirement benefits	282	43
(744)	571	(206)	– Decommissioning and other provisions	(183)	(252)
1,258	1,706	894	– Other[1]	4,841	2,038
(3,438)	(3,155)	(1,459)	Tax paid	(8,748)	(3,733)
12,539	18,655	16,025	Cash flow from operating activities	46,009	36,935
(5,268)	(6,677)	(4,648)	Capital expenditure	(16,182)	(12,764)
(95)	(264)	(151)	Investments in joint ventures and associates	(1,114)	(335)
(63)	(83)	(41)	Investments in equity securities	(218)	(98)
39	783	1,122	Proceeds from sale of property, plant and equipment and businesses	1,379	5,390
203	51	168	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	392	447
36	4	6	Proceeds from sale of equity securities	52	145
253	160	93	Interest received	505	302
496	293	929	Other investing cash inflows	1,542	2,440
(650)	(474)	(1,283)	Other investing cash outflows	(1,886)	(2,866)
(5,049)	(6,207)	(3,804)	Cash flow from investing activities	(15,530)	(7,339)
(206)	640	(33)	Net increase/(decrease) in debt with maturity period within three months	566	46
			Other debt:
103	35	23	– New borrowings	239	189
(1,171)	(2,531)	(4,077)	– Repayments	(6,243)	(13,684)
(747)	(1,090)	(788)	Interest paid	(2,494)	(2,756)
(843)	(828)	(268)	Derivative financial instruments	(2,155)	(774)
4	2	4	Change in non-controlling interest	9	19
			Cash dividends paid to:
(1,818)	(1,851)	(1,812)	– Shell plc shareholders[2]	(5,620)	(4,414)
(54)	(63)	(40)	– Non-controlling interest	(164)	(305)
(4,950)	(5,541)	(971)	Repurchases of shares	(13,963)	(1,187)
(25)	78	34	Shares held in trust: net sales/(purchases) and dividends received	(50)	(32)
(9,707)	(11,150)	(7,930)	Cash flow from financing activities	(29,876)	(22,900)
(774)	(688)	(322)	Effects of exchange rate changes on cash and cash equivalents	(1,596)	(453)
(2,992)	609	3,969	Increase/(decrease) in cash and cash equivalents	(993)	6,244
38,970	38,360	34,104	Cash and cash equivalents at beginning of period	36,970	31,830
35,978	38,970	38,073	Cash and cash equivalents at end of period	35,978	38,073
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            18

2. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 228 to 283) and Form 20-F (pages 204 to 261) for the year ended December 31, 2021 as filed with the Registrar of Companies for England and Wales, the Autoriteit Financiële Markten (the Netherlands) and the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2021 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2022. These assumptions continue to apply for impairment testing purposes in the third quarter 2022.

The discount rate applied to provisions is reviewed on a regular basis. The discount rate was reviewed and adjusted in the third quarter 2022. See Note 7.

Changes to IFRS not yet adopted
IFRS 17 Insurance contracts was issued in 2017, with amendments published in 2020 and 2021, and is required to be adopted for annual reporting periods beginning on or after January 1, 2023. Shell is in the process of implementing the standard. The standard is not expected to have a significant effect on future financial reporting.
2.    Segment information
As from January 1, 2022, onwards reporting segments are aligned with Shell’s Powering Progress strategy. The Renewables and Energy Solutions business is now reported separately from Integrated Gas. Oil Products and Chemicals were reorganised into two segments – Marketing and Chemicals and Products. The shales assets in Canada are now reported as part of the Integrated Gas segment instead of the Upstream segment. Prior period comparatives have been revised to conform with current year presentation. The reporting segment changes have no impact on a Shell Group level.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
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INFORMATION BY SEGMENT

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
			Third-party revenue
14,471	12,403	5,661	Integrated Gas	40,948	17,220
1,623	2,253	2,360	Upstream	5,407	6,576
31,965	34,121	22,787	Marketing	92,222	59,529
37,649	39,793	27,895	Chemicals and Products	110,862	82,647
10,031	11,477	1,330	Renewables and Energy Solutions	30,534	10,216
10	12	11	Corporate	38	36
95,749	100,059	60,044	Total third-party revenue¹	280,011	176,224
			Inter-segment revenue
5,666	4,176	1,728	Integrated Gas	13,374	5,198
13,164	13,951	9,099	Upstream	39,056	24,951
169	153	76	Marketing	423	184
696	718	524	Chemicals and Products	2,081	1,399
1,992	1,522	997	Renewables and Energy Solutions	4,756	2,665
—	—	—	Corporate	—	—
			CCS earnings
5,736	8,103	(131)	Integrated Gas	16,919	3,290
5,357	6,391	1,318	Upstream	14,843	4,689
757	836	1,432	Marketing	1,758	3,065
980	2,131	255	Chemicals and Products	4,183	407
(4,023)	(173)	(3,127)	Renewables and Energy Solutions	(5,732)	(3,408)
(543)	(529)	(623)	Corporate	(1,807)	(1,747)
8,264	16,759	(876)	Total CCS earnings	30,163	6,295
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Third quarter 2022 included losses of $440 million (Q2 2022: $3,477 million income; Q3 2021: $5,032 million losses). This amount includes both the reversal of prior losses of $4,233 million (Q2 2022: $2,094 million losses; Q3 2021: $1,205 million losses) related to sales contracts and prior gains of $4,114 million (Q2 2022: $1,982 million gains; Q3 2021: $1,517 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the third quarter 2022.
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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
6,743	18,040	(447)	Income/(loss) attributable to Shell plc shareholders	31,899	8,640
104	198	130	Income/(loss) attributable to non-controlling interest	505	385
6,848	18,238	(317)	Income/(loss) for the period	32,405	9,025
			Current cost of supplies adjustment:
1,800	(1,929)	(666)	Purchases	(2,923)	(3,291)
(433)	496	142	Taxation	745	703
51	(46)	(35)	Share of profit/(loss) of joint ventures and associates	(63)	(143)
1,417	(1,479)	(559)	Current cost of supplies adjustment	(2,242)	(2,730)
			of which:
1,354	(1,363)	(541)	Attributable to Shell plc shareholders	(2,099)	(2,648)
62	(116)	(18)	Attributable to non-controlling interest	(143)	(82)
8,264	16,759	(876)	CCS earnings	30,163	6,295
			of which:
8,098	16,677	(988)	CCS earnings attributable to Shell plc shareholders	29,800	5,992
167	82	112	CCS earnings attributable to non-controlling interest	363	303

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
6,743	18,040	(447)	Income/(loss) attributable to Shell plc shareholders ($ million)	31,899	8,640

			Weighted average number of shares used as the basis for determining:
7,276.7	7,453.2	7,773.3	Basic earnings per share (million)	7,443.1	7,781.8
7,341.3	7,518.5	7,773.3	Diluted earnings per share (million)	7,505.9	7,827.9
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(481,555,025)			(40)	(40)
At September 30, 2022			7,167,963,138			598	598
At January 1, 2021	4,101,239,499	3,706,183,836		345	306		651
Repurchases of shares	—	(48,493,633)		—	(4)		(4)
At September 30, 2021	4,101,239,499	3,657,690,203		345	302		647
1. .Share capital at September 30, 2022 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
Shell plc            Unaudited Condensed Interim Financial Report            21

On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s Annual General Meeting on May 24, 2022, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of €177 million (representing 2,530 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2023, and the end of the Annual General Meeting to be held in 2023, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,130	2,130
Transfer from other comprehensive income	—	—	—	—	13	13
Repurchases of shares	—	—	43	—	—	43
Share-based compensation	—	—	—	18	—	18
At September 30, 2022	37,298	154	183	981	(17,502)	21,113
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	5,544	5,544
Transfer from other comprehensive income	—	—	—	—	(14)	(14)
Repurchases of shares	—	—	4	—	—	4
Share-based compensation	—	—	—	(68)	—	(68)
At September 30, 2021	37,298	154	133	838	(20,206)	18,218
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2021, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2022, are consistent with those used in the year ended December 31, 2021, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	September 30, 2022	December 31, 2021
Carrying amount	55,430	61,579
Fair value¹	50,686	67,066
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements

Shell plc            Unaudited Condensed Interim Financial Report            22

Consolidated Statement of Income

Interest and other income

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
498	993	497	Interest and other income/(expenses)	755	3,087
			of which:
346	144	136	Interest income	601	366
2	198	9	Dividend income (from investments in equity securities)	202	44
93	334	298	Net gains on sales and revaluation of non-current assets and businesses	621	2,316
(12)	166	(42)	Net foreign exchange gains/(losses) on financing activities	170	48
69	151	96	Other	(838)	313
For the first nine months 2022, Other includes the write-down of the loan to Nord Stream 2 amounting to $1,126 million. See Note 8.
Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
6,124	(348)	6,358	Depreciation, depletion and amortisation	12,071	20,477
			of which:
5,665	5,608	6,005	Depreciation	16,662	17,707
466	153	352	Impairments	1,525	2,974
(8)	(6,109)	—	Impairment reversals	(6,117)	(205)

Impairments in the third quarter 2022 mainly relate to the classification of an Upstream asset as held for sale. In the second quarter 2022, gains from impairment reversals were recognised of $6,169 million pre-tax of which $6,109 million recognised in depreciation, depletion and amortisation and $60 million recognised in share of profit of joint ventures and associates.

Condensed Consolidated Balance Sheet
Application of IAS 29 Financial Reporting in Hyperinflationary Economies
As from the second quarter 2022, Shell applies IAS 29 Financial Reporting in Hyperinflationary Economies (IAS 29) for its Turkish lira functional currency entities. The application of IAS 29 had no significant impact.
Deferred tax

$ million
	September 30, 2022	December 31, 2021
Non-current assets
Deferred tax	7,885	12,426
Non-current liabilities
Deferred tax	16,893	12,547
Net deferred liability	(9,008)	(121)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Shell's net deferred tax position was a liability of $9,008 million at September 30, 2022 (December 31, 2021: $121 million). The increase in the net liability since December 31, 2021, was mainly driven by utilisation of tax losses ($2.7 billion), pension remeasurements ($2.4 billion), impairment reversals ($1.8 billion) and recognition of a deferred tax liability for marked to market gains ($0.9 billion).
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On July 14, 2022, the Energy (Oil & Gas) Profits Levy Act 2022 (EPL) was enacted in the UK which applies an additional tax on the profits earned by oil and gas companies from the production of oil and gas on the United Kingdom Continental Shelf. The new tax will be applied to income generated after May 26, 2022. The enactment of the EPL led to remeasurement of deferred tax positions resulting in a charge of $361 million in the third quarter 2022.
On August 16, 2022, the Inflation Reduction Act (IRA) was enacted in the USA. As from 2023, under the IRA a Corporate Minimum Tax on Book Earnings (BMT) applies a 15% tax on adjusted financial statement income. The enactment of the IRA had no impact in the third quarter 2022.
On September 30, 2022, EU energy ministers reached an agreement on the introduction of an EU mandatory solidarity contribution of at least 33% levied over 2022 and/or 2023 excess profits generated from activities in the oil, gas, coal and refinery sectors. Enactment by the respective EU Member States is expected in the fourth quarter 2022.

Assets classified as held for sale

$ million
	September 30, 2022	December 31, 2021
Assets classified as held for sale	2,335	1,960
Liabilities directly associated with assets classified as held for sale	1,483	1,253
Assets classified as held for sale and associated liabilities at September 30, 2022 relate to two Upstream entities held for sale. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($2,112 million; December 31, 2021: $896 million), Decommissioning and other provisions ($1,042 million; December 31, 2021: $229 million) and Trade and other payables ($353 million; December 31, 2021: $375 million).
Retirement benefits

$ million
	September 30, 2022	December 31, 2021
Non-current assets
Retirement benefits	13,314	8,471
Non-current liabilities
Retirement benefits	7,475	11,325
Surplus/(deficit)	5,839	(2,854)

Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change of the net retirement benefit liability as at December 31, 2021, into the net retirement benefit asset as at September 30, 2022, is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone as well as a decrease in long-term UK and Eurozone inflation rate expectations partly offset by losses on plan assets.

Decommissioning and other provisions

$ million
Non-current liabilities	September 30, 2022	December 31, 2021
Decommissioning and other provisions	21,551	25,804

The discount rate applied at September 30, 2022 was 3.25% (June 30, 2022: 2.0%, December 31, 2021: 2.0%). Non-current decommissioning and other provisions decreased by $3,383 million as a result of the change in the discount rate.

Consolidated Statement of Cash Flows

Cash flow from operating activities - Other
Shell plc            Unaudited Condensed Interim Financial Report            24

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
1,258	1,706	894	Other	4,841	2,038

Cash flow from operating activities - Other for the third quarter 2022 includes $625 million of net inflows (second quarter 2022: $685 million; third quarter 2021: $394 million) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America and $478 million (second quarter 2022: $425 million; third quarter 2021: $231 million) in relation to reversal of currency losses on Cash and cash equivalents. In the first quarter 2022, it also included $1,126 million for the write-down of the Nord Stream 2 loan (see Note 8).
8. Withdrawal from Russian oil and gas activities

Following the invasion of Ukraine by Russia, Shell announced in the first quarter 2022 its intent to:
a.Withdraw from its ventures in Russia with Gazprom and related entities, and to end its involvement in the Nord Stream 2 pipeline project;
b.Withdraw from its service station and lubricants operations in Russia. Shell is working on a plan to help to achieve this in a phased manner, ensuring it is done safely for Shell's staff and operations; and
c.Orderly withdrawal from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG in a phased manner, aligned with new government guidance. Since these announcements, Shell has stopped all spot purchases of Russian crude, liquefied natural gas, and of cargoes of refined products directly exported from Russia. Shell will not renew long-term contracts for Russian oil, unless under explicit government direction, but is still legally obliged to take delivery of crude bought under contracts that were signed before the invasion. By the end of this year, all of Shell's long-term 3rd party purchases of Russian crude will stop, except for two contracts with a small, independent Russian producer. All of Shell's contracts to purchase refined products exported from Russia will also end. Shell still has long-term contractual commitments for Russian LNG. Reducing European reliance on piped natural gas supplies from Russia is also a very complex challenge that requires concerted action by governments, as well as energy suppliers and customers.

Subsequently, this led to recognition of net pre-tax charges of $4,235 million (post-tax: $3,894 million) in the first quarter 2022, net pre-tax negative charges of $111 million (post-tax: $136 million) in the second quarter 2022 and net pre-tax negative charges of $55 million (post-tax: $55 million) in the third quarter 2022. These were recognised in:

	Q3 2022		Q2 2022	Nine months 2022
Revenue	—		(133)	(468)
Share of profit of joint ventures and associates	—		—	(1,614)
Interest and other income/(expenses)	81	[1]	(71)	(1,116)
Selling, distribution and administrative expenses	—		115	(104)
Depreciation, depletion and amortisation	—		163	(695)
Other	(26)		37	(72)
Income/(loss) before taxation	55		111	(4,069)
Taxation charge/(credit)	—		(25)	(366)
Income/(loss) for the period	55		136	(3,703)
1.Impact of reclassification from joint operation to financial asset.
In relation to the assets with a potential exposure to Shell's intended exit from all Russian hydrocarbons, including those assets for which the above charges were recognised during the first nine months 2022, there is no remaining balance sheet carrying amount as at September 30, 2022 (June 30, 2022: $0.2 billion; March 31, 2022: $1 billion).

Further details are provided below.

Integrated Gas

Sakhalin-2
Shell holds a 27.5% (minus one share) interest in Sakhalin Energy Investment Company Ltd. (SEIC), Other ownership interests were Gazprom 50% (plus one share), Mitsui 12.5%, Mitsubishi 10%. Up to March 31, 2022, this investment was accounted for as an associate applying the equity method. Following the first quarter announcements, the recoverable amount of the investment was estimated as the risk-adjusted dividends declared on Sakhalin's 2021 results, of which the first part was received in April 2022. This resulted in recognition of an impairment charge of $1,614 million in the first quarter 2022. Significant
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influence over the Sakhalin-2 investment was lost from April 1, 2022, with the resignation of Shell's executive directors and withdrawal of managerial and technical staff, leading to recognition, without financial impact, of the investment as a financial asset accounted for at fair value from that date, with subsequent changes in fair value recognised in other comprehensive income.

On June 30, 2022, a Russian Presidential Decree was passed requiring the transfer of all licences, rights and obligations of SEIC into a newly-created Russian company (LLC) that would assume the rights and obligations of SEIC. The decree stated that the foreign shareholders will be invited to apply for shares in that entity equivalent to their shareholding in SEIC. Following the receipt of dividends in the second quarter 2022 and the Presidential Decree, appropriate fair value adjustments to the investment value have been recognised, against other comprehensive income.

Shell understands that pursuant to the Presidential Decree, all licences, assets, rights and obligations of SEIC were purportedly transferred to the LLC on August 17, 2022. On September 1, 2022, Shell formally advised the Russian Federation (RFG) that it would not apply for shares in the LLC, that it objected to the purported transfers from SEIC to the LLC and that it reserved all rights and remedies. The RFG is now expected to begin the process to sell Shell’s 27.5% (minus one share) share. This process is expected to be completed in the first quarter 2023. Pursuant the Presidential decree, the RFG is also expected to conduct an audit of 'the activities of foreign shareholders in SEIC and/or individuals', based on which the RFG will determine the 'amount of damage caused' and 'persons liable to indemnify it'. The remaining carrying value of the investment is zero as at September 30, 2022 (June 30, 2022: zero).

Nord Stream 2
Shell is one of five energy companies which have each committed to provide financing and guarantees for up to 10% of the total cost of the project. Following the first quarter announcements, Shell assessed the recoverability of the loan to Nord Stream 2, leading to a full write-down in the first quarter 2022 of the loan amounting to $1,126 million. On September 26, 2022, one of the two Nord Stream 2 pipelines ruptured resulting in a gas leak and significant damage. Investigations are now under way to determine the cause of the rupture. The rupture had no financial impact in the third quarter 2022, following the full write-down of the loan in the first quarter 2022.

Upstream

Salym
Shell has a 50% interest in Salym Petroleum Development N.V. (Salym), a joint operation with GazpromNeft that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia. Shell consolidated its share in the joint operation. Following the first quarter announcements, Shell assessed the recoverability of the Salym carrying amounts, leading to full impairment amounting to $233 million in the first quarter 2022. In July 2022, the Shell directors on Salym resigned. Joint control was lost early in the third quarter 2022 and from that date Salym is accounted for as a financial asset at fair value, with a carrying value of zero. Pursuant to Russian legislative changes and court decisions in the second and third quarter 2022, the Russian branch of Salym has purportedly been transformed into a Russian LLC (Salym Development Limited Liability Company). All assets, rights and obligations of the Russian branch of Salym have purportedly been transferred to that entity and Shell is unable dispose of the shares it purportedly holds in the Russian LLC until December 31, 2023 without further RFG and Russian court approvals. Shell has relevantly objected to these events and reserved all rights and remedies.

Gydan
Shell had a 50% interest in LLC Gydan Energy, a joint operation with GazpromNeft to explore and develop blocks in the Gydan peninsula, in north-western Siberia. This project is in the exploration phase, with no production. Following the first quarter announcements, Shell assessed the recoverability of the Gydan carrying amounts, leading to full impairment amounting to $153 million and other charges of $35 million in the first quarter 2022. During the second quarter 2022, all rights and obligations for Shell’s 50% interest were transferred to GazpromNeft with an insignificant impact on the income statement.

Marketing

Shell Neft’s retail network consisted of 240 sites owned by Shell Neft and 171 sites owned by dealers and Shell Neft operated a lubricant blending plant. Shell Neft was a 100% Shell-owned subsidiary and was fully consolidated until the date of the disposal. Following the first quarter announcements, Shell assessed the recoverability of Shell Neft carrying amounts, resulting in an impairment of non-current assets of $358 million and other charges of $236 million. In the second quarter 2022, Shell transferred all shares of Shell Neft to Lukoil leading to net charges of $83 million, including the release of currency translation losses ($343 million).

Other

Marked to market risk adjustments of $335 million related to long-term offtake natural gas contracts, an impairment of right-of-use assets of $114 million and other charges of $36 million were recognised in the first quarter 2022. In the second quarter
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2022, further marked-to-market risk adjustments of $133 million were recognised following changes demanded to the contractual payment mechanism leading to the suspension by Gazprom of gas deliveries under these long-term offtake contracts. Finally, $140 million was recognised in income in the second quarter 2022 from the derecognition of lease liabilities following the termination of lease arrangements for which the right-of-use assets were impaired in the first quarter 2022.
Shell holds two long-term LNG offtake contracts with Russian entities, accounted for as regular sales and purchase contracts. The counterparty in one of these contracts stopped delivering cargos to Shell in the third quarter 2022.
9. Post-balance sheet events
On October 19, 2022, Shell announced that it acquired all of the common units representing limited partner interests in Shell Midstream Partners, L.P. (SHLX) held by the public for $15.85 per Public Common Unit in cash for a total value of approximately $1.96 billion. In the fourth quarter 2022 consolidated statement of cash flows this transaction will be reflected as 'cash flow from financing activities' and all else being equal net debt of Shell will increase by an equal amount.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define "Adjusted EBITDA" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
6,743	18,040	(447)	Income/(loss) attributable to Shell plc shareholders	31,899	8,640
1,354	(1,363)	(541)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)	(2,099)	(2,648)
(1,356)	5,205	(5,118)	Less: Identified items attributable to Shell plc shareholders	(255)	(6,906)
9,454	11,472	4,130	Adjusted Earnings	30,055	12,898
			Of which:
2,319	3,758	1,837	Integrated Gas	10,169	5,012
5,896	4,912	1,734	Upstream	14,258	5,178
820	751	1,099	Marketing	2,308	2,857
772	2,035	475	Chemicals and Products	3,975	2,245
383	725	(171)	Renewables and Energy Solutions	1,452	(286)
(571)	(626)	(732)	Corporate	(1,745)	(1,797)
(165)	(82)	(112)	Less: Non-controlling interest	(361)	(312)

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Adjusted EBITDA

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
9,454	11,472	4,130	Adjusted Earnings	30,055	12,898
165	82	112	Add: Non-controlling interest	361	312
5,621	5,248	2,168	Add: Taxation charge/(credit) excluding tax impact of identified items	14,587	4,896
5,665	5,608	6,005	Add: Depreciation, depletion and amortisation excluding impairments	16,662	17,707
218	189	323	Add: Exploration well write-offs	486	567
734	695	859	Add: Interest expense excluding identified items	2,139	2,643
346	144	136	Less: Interest income	601	366
21,512	23,150	13,460	Adjusted EBITDA	63,689	38,656
			Of which:
5,393	6,529	3,922	Integrated Gas	18,237	10,663
12,539	11,167	6,768	Upstream	32,682	18,724
1,505	1,452	1,760	Marketing	4,280	4,896
1,797	3,184	1,282	Chemicals and Products	6,988	4,894
530	1,013	(124)	Renewables and Energy Solutions	2,064	(101)
(251)	(197)	(147)	Corporate	(562)	(421)
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.

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IDENTIFIED ITEMS

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
			Identified items before tax
92	351	316	Divestment gains/(losses)	636	2,334
(458)	6,016	(352)	Impairment reversals/(impairments)	3,038	(2,770)
(26)	(11)	321	Redundancy and restructuring	22	(358)
29	(334)	(107)	Provisions for onerous contracts	(508)	(107)
(2,199)	1,114	(6,110)	Fair value accounting of commodity derivatives and certain gas contracts	(2,374)	(7,095)
608	248	15	Other	(432)	17
(1,955)	7,384	(5,917)	Total identified items before tax	381	(7,978)
601	(2,179)	799	Total tax impact of identified items	(634)	1,064
			Identified items after tax
99	205	301	Divestment gains/(losses)	465	1,629
(363)	4,276	(275)	Impairments	1,384	(2,155)
(29)	(5)	204	Redundancy and restructuring	25	(237)
17	(314)	(82)	Provisions for onerous contracts	(487)	(82)
(998)	1,014	(5,164)	Fair value accounting of commodity derivatives and certain gas contracts	(761)	(5,980)
(81)	(218)	(121)	Impact of exchange rate movements on tax balances	(131)	(110)
1	247	19	Other	(749)	21
(1,354)	5,205	(5,118)	Impact on CCS earnings	(253)	(6,914)
			Of which:
3,417	4,346	(1,968)	Integrated Gas	6,750	(1,723)
(539)	1,479	(415)	Upstream	585	(489)
(63)	85	332	Marketing	(550)	208
208	96	(221)	Chemicals and Products	208	(1,838)
(4,406)	(898)	(2,956)	Renewables and Energy Solutions	(7,184)	(3,122)
28	97	109	Corporate	(62)	50
2	—	—	Impact on CCS earnings attributable to non-controlling interest	2	(8)
(1,356)	5,205	(5,118)	Impact on CCS earnings attributable to Shell plc shareholders	(255)	(6,906)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
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Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
5,268	6,677	4,648	Capital expenditure	16,182	12,764
95	264	151	Investments in joint ventures and associates	1,114	335
63	83	41	Investments in equity securities	218	98
5,426	7,024	4,840	Cash capital expenditure	17,515	13,197
			Of which:
956	919	827	Integrated Gas	2,739	2,488
1,733	2,858	1,490	Upstream	6,298	4,663
746	1,620	595	Marketing	2,838	1,445
828	1,226	1,436	Chemicals and Products	3,051	3,765
1,086	321	456	Renewables and Energy Solutions	2,393	742
78	81	36	Corporate	196	94
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2022	Q2 2022	Q3 2021
Income - current and previous three quarters	44,009	36,844	5,069
Interest expense after tax - current and previous three quarters	2,273	2,397	2,636
Income before interest expense - current and previous three quarters	46,282	39,241	7,705
Capital employed – opening	262,074	271,319	269,397
Capital employed – closing	272,227	278,039	262,074
Capital employed – average	267,150	274,679	265,735
ROACE on a Net income basis	17.3%	14.3%	2.9%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
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In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q3 2022	Q2 2022	Q3 2021
Adjusted Earnings - current and previous three quarters (Reference A)	36,446	31,122	13,290
Add: Income/(loss) attributable to NCI - current and previous three quarters	649	675	443
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(180)	(260)	(96)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(9)	(11)	(18)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	36,924	31,548	13,656
Add: Interest expense after tax - current and previous three quarters	2,273	2,397	2,636
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	39,197	33,945	16,292
Capital employed - average	267,150	274,679	265,735
ROACE on an Adjusted Earnings plus NCI basis	14.7%	12.4%	6.1%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	September 30, 2022	June 30, 2022	September 30, 2021
Current debt	8,046	6,521	10,686
Non-current debt	73,944	77,220	84,705
Total debt	81,990	83,741	95,390
Of which lease liabilities	26,560	27,032	27,969
Add: Debt-related derivative financial instruments: net liability/(asset)	4,470	2,882	(231)
Add: Collateral on debt-related derivatives: net liability/(asset)	(2,139)	(1,296)	407
Less: Cash and cash equivalents	(35,978)	(38,970)	(38,073)
Net debt	48,343	46,357	57,492
Add: Total equity	190,237	194,299	166,683
Total capital	238,581	240,655	224,175
Gearing	20.3%	19.3%	25.6%
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
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Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
5,910	6,359	5,322	Production and manufacturing expenses	18,298	17,292
3,229	2,924	2,892	Selling, distribution and administrative expenses	9,392	8,461
220	264	145	Research and development	672	511
9,359	9,547	8,359	Operating expenses	28,363	26,264
			Of which identified items:
(26)	(10)	322	Redundancy and restructuring (charges)/reversal	23	(357)
561	(267)	15	(Provisions)/reversal	177	(16)
—	—	—	Other	(143)	33
535	(277)	337		57	(340)
9,893	9,270	8,696	Underlying operating expenses	28,419	25,924
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
12,539	18,655	16,025	Cash flow from operating activities	46,009	36,935
(5,049)	(6,207)	(3,804)	Cash flow from investing activities	(15,530)	(7,339)
7,490	12,448	12,221	Free cash flow	30,479	29,596
278	838	1,297	Less: Divestment proceeds (Reference I)	1,824	5,983
—	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	24
661	2,060	181	Add: Cash outflows related to inorganic capital expenditure[1]	3,234	272
7,872	13,670	11,105	Organic free cash flow[2]	31,890	23,910
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
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Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
12,539	18,655	16,025	Cash flow from operating activities	46,009	36,935
484	(6,833)	(538)	(Increase)/decrease in inventories	(11,263)	(6,459)
(98)	(4,066)	(2,859)	(Increase)/decrease in current receivables	(14,168)	(13,768)
(4,544)	6,656	1,950	Increase/(decrease) in current payables	9,606	12,831
(4,157)	(4,243)	(1,447)	(Increase)/decrease in working capital	(15,825)	(7,396)
16,696	22,898	17,472	Cash flow from operating activities excluding working capital movements	61,834	44,331
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Nine months
Q3 2022	Q2 2022	Q3 2021		2022	2021
39	783	1,122	Proceeds from sale of property, plant and equipment and businesses	1,379	5,390
203	51	168	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	392	447
36	4	6	Proceeds from sale of equity securities	52	145
278	838	1,297	Divestment proceeds	1,824	5,983
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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, October 27, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s net carbon footprint
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot
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reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
October 27, 2022
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

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APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022
▪Cash and cash equivalents decreased to $36.0 billion at September 30, 2022, from $39.0 billion at June 30, 2022.
▪Cash flow from operating activities was an inflow of $12.5 billion for the third quarter 2022, which included a negative working capital movement of $4.2 billion.
▪Cash flow from investing activities was an outflow of $5.0 billion for the third quarter 2022, mainly driven by capital expenditure of $5.3 billion, partly offset by interest received of $0.3 billion and proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans of $0.2 billion.
▪Cash flow from financing activities was an outflow of $9.7 billion for the third quarter 2022, mainly driven by repurchases of shares of $5.0 billion, debt repayments of $1.2 billion, and dividend payments to Shell plc shareholders of $1.8 billion.
▪Total current and non-current debt decreased to $82.0 billion at September 30, 2022, compared with $83.7 billion at June 30, 2022. Total debt excluding leases decreased by $1.3 billion and the carrying amount of leases decreased by $0.5 billion. In the third quarter 2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $1.8 billion in the third quarter 2022 compared with $1.8 billion in the third quarter 2021.
▪Dividends of $0.25 per share are announced on October 27, 2022, in respect of the third quarter 2022. These dividends are payable on December 19, 2022.
LIQUIDITY AND CAPITAL RESOURCES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022
▪Cash and cash equivalents decreased to $36.0 billion at September 30, 2022, from $38.1 billion at September 30, 2021.
▪Cash flow from operating activities was an inflow of $46.0 billion for the nine months ended September 30,2022, which included a negative working capital movement of $15.8 billion.
▪Cash flow from investing activities was an outflow of $15.5 billion for the nine months ended September 30,2022, mainly driven by capital expenditure of $16.2 billion, partly offset by proceeds from sale of property, plant and equipment and businesses of $1.4 billion.
▪Cash flow from financing activities was an outflow of $29.9 billion for the nine months ended September 30,2022, mainly driven by repurchases of shares of $14.0 billion, debt repayments of $6.2 billion, and dividend payments to Shell plc shareholders of $5.6 billion.
▪Total current and non-current debt decreased to $82.0 billion at September 30, 2022, compared with $95.4 billion at September 30, 2021. Total debt excluding leases decreased by $12.0 billion and the carrying amount of leases decreased by $1.4 billion. In the the nine months ended September 30,2022, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $5.6 billion in the nine months ended September 30,2022, compared with $4.4 billion in the nine months ended September 30,2021.
CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at September 30, 2022. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.
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CAPITALISATION AND INDEBTEDNESS	$ million
September 30, 2022
Equity attributable to Shell plc shareholders	186,523

Current debt	8,046
Non-current debt	73,944
Total debt[A]	81,990
Total capitalisation	268,513
[A] Of the total carrying amount of debt at September 30, 2022, $54.5 billion was unsecured, $27.5 billion was secured and $49.6 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2021: $54.7 billion).
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